NEWS RELEASE
GLAMIS GOLD LTD.

Trading symbol: NYSE, TSX – GLG	For Immediate Release May 9, 2006
GLAMIS GOLD BOARD APPROVES PEÑASQUITO BUDGET
May 9, 2006 — Reno, Nevada – Glamis Gold Ltd. (NYSE, TSX: GLG) announced today that its Board of Directors has approved a $52 million capital budget for the remainder of 2006 to advance the Peñasquito project. Peñasquito, located in Zacatecas, Mexico, was acquired upon completion of the Plan of Arrangement between Glamis and Western Silver Corporation on May 3, 2006.
The budgeted funds will be used to advance design and detailed engineering studies, ongoing exploration, environmental studies and permitting as well as initial placement of orders for major equipment purchases. The funding approved by the Board will lead to an updated reserve in late June which is expected to significantly expand the current proven and probable reserves. The budget will also fund a revised feasibility study for presentation to the Board in the third quarter of this year. The feasibility study will analyze the larger resource and investigate a doubling of mill capacity to 100,000 tonnes per day.
Assuming Board authorization of the project in the third quarter, it is expected that production from heap leaching could begin in 2008 with commercial production from flotation milling beginning in late 2009.
Glamis Gold Ltd. is a premier intermediate gold producer with low cost mines and development projects in Nevada, Mexico and Central America. Plans call for growth from 434,000 ounces of gold production in 2005 to 670,000 ounces in 2006 and over 700,000 ounces in 2007. The company remains 100 percent unhedged. For more information about Glamis and its operations, visit the Company on the Internet at www.glamis.com.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or statements that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Other Considerations” in the Glamis Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
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For further information please contact:

Glamis Gold Ltd.	Website:	www.glamis.com
5190 Neil Road, Suite 310	email requests for investor packets to:	info@glamis.com
Reno, NV 89502	email questions/correspondence to:	jeffw@glamis.com
Jeff Wilhoit	Phone:	1-775-827-4600 ext. 3104
Director, Investor Relations
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